SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                               Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                                                   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
-	Press Release dated September 8, 2005;
-	Press Release dated September 8, 2005;
-	Analyst Presentation dated September 8, 2005 – 2005 Interim Results.

Press Release
Enel Board approves results for first half of 2005
Revenues: 16,805 million euro (14,918 million in 1H 2004, +12.6%)
EBITDA: 4,202 million euro (4,076 million in 1H 2004, +3.1%) net of capital gains from sale of equity stake in Terna;
gross of the sale, EBITDA totals 4,530 million euro
(4,888 million in 1H 2004, -7.3%)
Interim 2005 dividend payment of between 0.17 and 0.20 euro per share, payable from November 24
CEO Fulvio Conti: “Net income expected to be up for the full year 2005”
Rome, September 8, 2005 – The Board of Directors of Enel SpA, chaired by Piero Gnudi, today approved the results for the first half of 2005.
The consolidated interim report at June 30, 2005 was prepared using the accounting principles established under IFRS, which are assumed will be in force at December 31, 2005. The figures used for the purposes of comparison were also calculated in accordance with the IFRS. The income statements for the two half-year periods and the balance sheet at June 30, 2005 exclude the discontinued operations (Terna and Wind).

Consolidated financial highlights (millions of euro):

	H1		H1
	2005		2004		Change
Revenues	16,805		14,918		+12.6%
EBITDA	4,530		4,888		-7.3%
EBITDA (net of capital gains on Terna sale)	4,202		4,076		+3.1%
EBIT	3,414		3,813		-10.5%
EBIT (net of capital gains on Terna sale)	3,086		3,001		+2.8%
Net income	2,006		2,423		-17.2%
Net income (net of capital gains on Terna)	1,678		1,611		+4.2%
Net financial debt	16,247	*	24,514	**	-33.7%

*	June 30, 2005 ** December 31, 2004
Fulvio Conti, CEO, remarked: “I am very satisfied with our results for the first half of the year. These figures reflect our strategy of increasing efficiency and focusing on electricity and gas operations. Net income for the full year 2005 is expected to show an improvement on 2004”.
Revenues in the first half of 2005 amounted to 16,805 million euro, an increase of 12.6% with respect to the corresponding period of 2004. The increase is largely attributable to electricity sales made to the Italian Power Exchange and to the Single Buyer by the Group’s power generation companies and Enel SpA. Until March 31, 2004, power was sold directly to Group distribution companies, and the related revenues and costs were eliminated from the consolidated accounts.
EBITDA for the period, net of the capital gains made in the first half-year periods of 2004 and 2005 from the sale of the equity interest in Terna, rose by 3.1% from 4,076 million euro to 4,202 million euro. The capital gains on the sale of 50% of Terna amounted to 812 million euro in the first half of 2004, while the capital gains on the placement of 13.86% of such company with institutional investors at the beginning of April 2005 came to 328 million euro, recording a difference of 484 million euro. EBITDA showed particularly strong growth in the Generation and Energy Management Division (+402 million euro).
EBIT, net of the capital gains from the sale of Terna shares recorded in the two periods, totalled in the first half of 2005 3,086 million euro, a growth of 85 million euro (+2.8%) with respect to the corresponding period of the previous year 3,001 million euro. Net income, net of the above mentioned capital gains, stood at 1,678 million euro, a growth of 67 million euro (+4.2%) with respect to 1,611 million euro in the first half of 2004. Including the capital gains,

EBIT for the period stood at 3,414 million euro, a reduction of 399 million euro compared with the same period a year earlier (-10.5%). Net income for the period was 2,006 million euro, down by 417 million euro (-17.2%) from the 2,423 million euro recorded at June 30, 2004.
The consolidated balance sheet at June 30, 2005, net of Terna and Wind, shows total shareholders’ equity of 19,417 million euro, and net financial debt of 16,247 million euro (24,685 million euro including Terna and Wind). This figure does not include proceeds for 2,986 million euro from the disposal of the controlling stake in Wind which occurred in August 2005. At the end of 2004, shareholders’ equity came to 19,066 million euro and net financial debt was 24,514 million euro.
Capital expenditure in the first half of 2005 totalled 1,200 million euro (1,560 million euro including Terna and Wind).
Group employees numbered 53,449 (64,643 including Terna and Wind) at the end of June 2005. The Group headcount increased by 2,745 in the first half of 2005. The increase reflects changes in the Group’s consolidation, chiefly the acquisition of Electrica Banat and Electrica Dobrogea (3,629 units), two Romanian electricity distribution companies, which more than offset the negative balance of 1,078 between new hires and departures.
Significant post-period events
•	Successful completion of placement of fourth tranche of Enel shares by the Ministry of the Economy and Finance;
•	Acquisition of three gas distribution and sales companies serving 20,000 customers in the North-east of Italy;
•	Completion of the disposal of controlling stake in Wind (62.75%) from Enel to Weather Investments.
Outlook
The completion of the disposal of 62.75% stake in Wind to Weather Investments and the expected sale of 29.99% of Terna, with the deconsolidation of the related debt, will enable Enel to further reduce its consolidated debt, which should decline to around 13 billion euro by the end of the year. The Group remains on target with its strategy of focusing on its core business and expanding its international operations. As part of this strategy, the acquisition of Slovenske Elektrarne is expected to be completed in early 2006.

On the basis of the results achieved in the first half of the year and the initiatives undertaken by Enel to further improve its operating efficiency and contain costs, we expect net income for the full year 2005 to show an improvement on 2004.
Enel SpA’s results in the first half of 2005
The accounting policies and valuation criteria used in the preparation of Enel SpA’s interim report at June 30, 2005 are the same as those used to prepare the financial statements at December 31, 2004. The policies conform to the provisions of Article 2426 of the Civil Code, interpreted and supplemented as necessary by the accounting standards established by the National Councils of the Italian accounting profession.

	H1	H1
	2005	2004		Change
Revenues	500	504		-0.8%
EBITDA	41	97		-57.7%
EBIT	17	86		-80.2%
Net equity income	1,264	1,583		-20.2%
Net extraordinary income	434	3,752	(*)	-88.4%
Net income for period	1,650	5,304	(*)	-68.9%

(*)	Net extraordinary income and net income in the first half of 2004 include the effects of reversal of tax-related items, now eliminated, which mainly regard write-downs of equity investments of 2,241 million euro.
Enel SpA, the parent company, posted revenues of 500 million euro in the first half of 2005, in line with the 504 million euro at June 30, 2004.
EBITDA amounted to 41 million euro, a reduction of 56 million euro (-57.7%) compared with the corresponding period of the previous year owing to higher operating costs and a reduction in margins on energy sales.
EBIT totalled 17 million euro, a reduction of 69 million euro (-80.2%) compared with the first half of 2004.
Net equity income, which came to 1,264 million euro (1,583 million euro at June 30, 2004), is largely comprised of dividends distributed by Group subsidiaries on 2004 net income.
Net extraordinary income totalled 434 million euro (3,752 million euro in the first half of 2004) and refers mainly to net capital gains from the sale of a 13.86% stake in Terna.
Net income for the period amounted to 1,650 million euro, compared with 5,304 million euro in the first half of 2004. The decrease of 3,654 million euro reflects the higher revenues for 2004 in the form of dividends from subsidiaries (302 million euro), larger net gains on the sale of equity investments (1,069 million euro) and extraordinary income from the reversal of tax-related items (2,241 million euro).
Net financial debt at June 30, 2005 came to 1,631 million euro, compared with 1,282 million euro at the end of 2004.
Shareholders’ equity amounted to 15,026 million euro at June 30, 2005 (15,301 million euro at December 31, 2004) and reflects net income for the period of 1,650 million euro and dividends of 2,214 million euro distributed from 2004 profits. In addition, in the first half of 2005, approximately 45 million options distributed under the stock option plans of 2001, 2002, 2003 and 2004 were exercised. That exercise of options increased by 288 million euro the shareholders’ equity.
BOND ISSUES AND BONDS REACHING MATURITY
During the first half of 2005 Enel SpA carried out two bond issues for Italian investors, one fixed-rate, the other floating rate, with a total nominal value of 1,000 million euro, with the following characteristics:

	Floating-rate 7-year tranche	Fixed-rate 7-year tranche
Issue date Amount Repayment Coupon Issue price Early repayment Listing	March 10, 2005 400 million euro March 14, 2012 6M Euribor + 0.10% semi-annually 100.00 None Milan	March 10, 2005 600 million euro March 14, 2012 3.625% annually 98.836 None Milan
Between July 1, 2005 and December 31, 2006 bonds totalling 1,337 million euro are expected to be maturing.
Taking into account the size of the maturing bonds, we report that on December 12, 2005 a fixed-rate bond of 750 million euro will mature.
BOARD APPROVES DISTRIBUTION OF INTERIM DIVIDEND FOR 2005
Given that the Parent Company registered a first half 2005 net income of 1,650 million euro, and in the light of the performance expected for the remainder of 2005, the Board of Directors has voted to distribute an interim dividend for 2005 of between 0.17 — 0.20 euro per share, as previously announced. The exact amount of the interim dividend will be determined by the Board on the basis of further developments relating to the disposal of 29.99% stake in Terna.

The auditor KPMG issued a favourable opinion today, pursuant to Article 2433-bis of the Civil Code.
The interim dividend, gross of any withholding tax, will be paid from November 24, 2005, with the ex-dividend date of coupon no. 6 falling on November 21, 2005.
*****
At 2 pm (Italian time) today, September 8, 2005, at Enel’s Auditorium, Viale Regina Margherita 125, Rome, Enel will present the first half 2005 results and an update on the progress of the business plan to analysts and institutional investors. The presentation will be followed by a press conference.
Documentation relating to the presentation will be available on Enel’s website, www.enel.it, in the investor relations section from the beginning of the event.
The income statement, balance sheet and the cash flow data for the Enel Group and the parent company, Enel SpA, follow. These tables and related notes have been delivered to the Board of Statutory Auditors and the external auditors for their evaluation.
*****
RESULTS BY DIVISION
Generation and Energy Management
Results (in millions of euro):

	H1 2005	H1 2004	Change
Revenues	7,334	6,061	+21%
EBITDA	2,389	1,987	+20.2%
EBIT	1,749	1,377	+27%
Capex	414	376	+10.1%
Revenues for the first half of 2005 amounted to 7,334 million euro, an increase of 1,273 million euro (+21%) on the first half of 2004. EBITDA came to 2,389 million euro, up 402 million euro (+20.2%) on the same period a year earlier. Net of regulatory items related to the previous year, amounting to 362 million euro, EBITDA grew by 40 million euro. The growth was mainly attributable to the good performance recorded in the international activities, Enel Viesgo and Enel Union Fenosa Renovables in particular, which benefited from higher volumes and prices. In Italy the reduction in operating costs and effects deriving from commodities risk management operations totally offset a reduction in volumes and a growth in fuel prices. EBIT was 1,749 million euro, an increase of 372 million euro (+27%) on the first half of the previous year.

Enel’s net power generation in Italy during the first half of 2005 totalled 55.5 billion kWh, down 10.1% on the first half of 2004. Hydro generation declined by 14.8% to 12.9 billion kWh due to less favourable water conditions in the second quarter of 2005 compared with the same period a year earlier. Thermal generation fell by 9% to 40 billion kWh, mainly attributable to greater market competition and foreign imports. Generation from other sources was equal to 183 million kWh, an increase of 69.4% resulting from new wind farms entering into service.
Net power generation from international activities in the first half of 2005 stood at 7 billion kWh, a growth of 1.5 billion kWh (+27.2%) compared with the same period of 2004.
Sales, Infrastructure and Networks
Results (millions of euro):

	H1 2005	H1 2004	Change
Revenues	9,636	9,860	-2.3%
EBITDA	1,699	1,910	-11%
EBIT	1,269	1,511	-16%
Capex	752	758	-0.8%
Electricity
Revenues from the sale and transport of electricity totalled 8,732 million euro in the first half of 2005, a decrease of 333 million euro (-3.7%) with respect to the same period of 2004. The decrease is linked to lower sales to other distributors as a consequence of the start of full operations by the Single Buyer. EBITDA came to 1,532 million euro, down 219 million euro (-12.5%) compared with the first half of 2004 due to the reduction in the margin on the sale and transport of power, equal to about 220 million euro. This reduction was mainly attributable to the recouping in 2004 of the electricity sold but not billed in 2003 and the effect of lower tariffs, which were partially offset by reductions in operating costs. EBIT amounted to 1,145 million euro in the first half of 2005, a decrease of 251 million euro compared with the same period in 2004 (-18%), reflecting along with a reduction in EBITDA, an increase in depreciation and write-downs of 32 million euro.
Gas
Revenues in the gas sector totalled 906 million euro in the first half of 2005, up 108 million euro (+13.5%) compared with the same period of the previous year. The growth is attributable to increased revenues on the sale and transport of gas, while the volumes sold remain broadly stable, edging down from 3,003 million cubic metres in the first half of 2004 to 2,998 million cubic metres in the first half of 2005. At the end of June 2005, the Gas Division had a total of more than 2 million customers throughout the country. EBITDA came to 167 million euro, an increase of 8 million euro (+5%) compared with the same period in 2004. EBIT was 124 million euro, up 9 million euro (+7.8%) on the same period a year earlier.
Services and Other Activities
Services and Other Activities posted revenues of 702 million euro in the first half of the year, a decrease of 287 million euro (-29%) compared with the same period in 2004. The change is the result of reduced revenues from the engineering and construction sector due to completion of contracts with non-Group customers. EBITDA came to 105 million euro in the first half of 2005, a decrease of 68 million euro (-39.3%) compared with the same period of the previous year.

Consolidated Income Statement Data

2° quarter				In millions of euro	1° half
2005	2004	Change			2005	2004	Change

			(%)					(%)
				Revenues:
6,643	6,346	297	4.7	- Electricity sales and Electricity Equalization Fund contributions	13,791	11,632	2,159	18.6
230	220	10	4.5	- Gas sold to end-users	871	780	91	11.7
336	(2)	338		- Net revenues from commodity risk hedging	325	(13)	338
338	816	(478)	-58.6	- Capital gains on disposal of equity investments	339	816	(477)	-58.5

882	869	13	1.5	- Other services, sales and revenues	1,479	1,703	(224)	-13.2

8,429	8,249	180	2.2	Total revenues	16,805	14,918	1,887	12.6

				Costs

695	746	(51)	-6.8	- Personnel	1,366	1,438	(72)	-5.0

877	737	140	19.0	- Fuel consumed for electricity generation	1,780	1,599	181	11.3

3,176	2,655	521	19.6	- Electricity purchased	6,688	4,058	2,630	64.8

766	765	1	0.1	- Services, leases and rentals	1,462	1,499	(37)	-2.5
254	390	(136)	-34.9	- Fuel for trading and gas for resale to end-users	824	1,051	(227)	-21.6
193	268	(75)	-28.0	- Materials	367	541	(174)	-32.2
171	156	15	9.6	- Other costs	273	286	(13)	-4.5

(249)	(233)	(16)	-6.9	- Capitalized expenses	(485)	(442)	(43)	-9.7
5,883	5,484	399	7.3	Total costs	12,275	10,030	2,245	22.4

2,546	2,765	(219)	-7.9	GROSS OPERATING MARGIN	4,530	4,888	(358)	-7.3

587	545	42	7.7	- Depreciation, amortization and write-downs	1,116	1,075	41	3.8

1,959	2,220	(261)	-11.8	OPERATING INCOME	3,414	3,813	(399)	-10.5

(193)	(127)	(66)	-52.0	- Net financial income (expense)	(349)	(390)	41	10.5

1,766	2,093	(327)	-15.6	INCOME BEFORE TAXES	3,065	3,423	(358)	-10.5

580	511	69	13.5	- Income taxes	1,114	1,084	30	2.8

1,186	1,582	(396)	-25.0	INCOME FROM CONTINUING OPERATIONS	1,951	2,339	(388)	-16.6

21	110	(89)	-80.9	INCOME FROM DISCONTINUED OPERATIONS	55	84	(29)	-34.5

1,207	1,692	(485)	-28.7	INCOME BEFORE MINORITY INTERESTS	2,006	2,423	(417)	-17.2

(60)	(53)	(7)	-13.2	- Minority interests	(91)	(55)	(36)	-65.5

1,147	1,639	(492)	-30.0	GROUP NET INCOME	1,915	2,368	(453)	-19.1

Consolidated Balance Sheet Data

In millions of euro
	at June 30, 2005	at Dec. 31, 2004	Change

Net fixed assets:
- Tangible assets	29,434	36,702	(7,268)
- Intangible assets	2,115	10,071	(7,956)
- Non-current financial assets (liabilities)	96	(12)	108
- Other non-current assets (liabilities)	957	(64)	1,021
Total	32,602	46,697	(14,095)

Net current assets:
- Trade receivables	7,383	8,027	(644)
- Inventories	944	1,345	(401)
- Current financial assets	316	56	260
- Other assets and net receivables from Electricity Equalization Fund	1,453	1,959	(506)
- Net tax receivables (payables)	839	755	84
- Trade payables	(5,116)	(6,818)	1,702
- Current financial liabilities	(364)	(470)	106
- Other current liabilities	(3,827)	(4,098)	271
Total	1,628	756	872

Gross capital employed	34,230	47,453	(13,223)

Provisions:
- Employee termination indemnity and similar obligations	(2,730)	(2,910)	180
- Provisions for risks and charges	(1,144)	(1,404)	260
- Net deferred taxes	(1,210)	441	(1,651)
Total	(5,084)	(3,873)	(1,211)

Net assets of discontinued operations	6,518		6,518

Net capital employed	35,664	43,580	(7,916)

Group Shareholders’ Equity	17,969	17,953	16
Minority interests	1,448	1,113	335
Total Shareholders’ Equity	19,417	19,066	351

Net financial debt	16,247	24,514	(8,267)

TOTAL	35,664	43,580	(7,916)

Consolidated cash flow data

Millions of euro	Six Months ended June 30
	2005	2004

Net income (including minority interests)	2,006	2,423

Adjustments for:
Amortization of intangible assets	209	233
Depreciation of property, plant and equipment	1,531	1,479
Effects of exchange rate changes (including cash and cash equivalents)	(18)	19
Provisions	202	291
Financial expense (income)	492	501
Income taxes	1,240	1,093
Capital gains/losses and other non-cash items	(363)	(794)
Cash generated by operations before change in net current assets	5,299	5,245

Net change in provisions (including termination indemnities)	(262)	(614)
(Increase)/Decrease in inventories	49	11
(Increase)/Decrease in trade receivables	(700)	(1,228)
(Increase)/Decrease in financial and non-financial assets/liabilities	(163)	56
(Increase)/Decrease in trade payables	(236)	359
Interest and other financial income received	112	158
Interest and other financial expense paid	(635)	(703)
Taxes paid	(487)	(1,394)
Cash flows from operating activities (a)	2,977	1,890

Capital expenditure on property, plant and equipment	(1,426)	(1,452)
Capital expenditure on intangible assets	(134)	(95)
Acquisition of subsidiaries, net of cash acquired	(187)	(57)
Disposal of subsidiaries, net of cash disposed	584	1,716
Other change in fixed assets	149	70
Cash flows from investing activities (b)	(1,014)	182

Change in net financial debt	214	(194)
Dividends paid	(2,303)	(2,195)
Exercise of stock options	288	201
Minority capital contributions		5
Cash flows from financing activities (c)	(1,801)	(2,183)

Effects of exchange rate changes on cash and cash equivalents (d)	16	2

Cash flow generated (employed) in the year (a+b+c+d)	178	(109)

Cash and cash equivalents at beginning of period	363	452

Cash and cash equivalents at end of period	541	343
of which from discontinued operations	130	41

Enel SpA – Income Statement

Millions of euro	1st half-year
	2005	2004		Differences

Revenues:
- Sales of Electricity:	367	372		(5)
- to third parties (Single Buyer)	367	191		176
- to Group companies	—	181		(181)
- Other revenues from Group companies	118	123		(5)
- Other revenues	15	9		6
Total revenues	500	504		(4)

Operating costs:
- Personnel	43	34		9
- Electricity purchased	286	285		1
- Services, leases and rentals	96	67		29
- Other costs	34	21		13
Total operating costs	459	407		52

GROSS OPERATING MARGIN	41	97		(56)

Depreciation, amortization and accruals	24	11		13

OPERATING INCOME	17	86		(69)

- Equity income (expense)	1,264	1,583		(319)
- Net financial income (expense)	(83)	(128)		45
- Extraordinary items	434	3,752	(1)	(3,318)

INCOME BEFORE TAXES	1,632	5,293		(3,661)

Income taxes	(18)	(11)		(7)

NET INCOME	1,650	5,304	(1)	(3,654)

(1)	Extraordinary items and Net income include euro 2,241 million related to the effects of the reversal of tax-related entries connected primarily to the write-down of equity investments, in application of new company and tax regulations.

Enel SpA – Balance Sheet

Millions of euro
	at Jun. 30,2005	at Dec. 31,2004	Differences

Net fixed assets:
- Tangible and intangible	30	33	(3)
- Financial	16,268	16,074	194
Total	16,298	16,107	191

Net current assets:
- Trade receivables	150	158	(8)
- Other assets and net receivables from Electricity Equalization Fund	1,512	1,435	77
- Net receivables from subsidiaries and associates	(274)	(91)	(183)
- Net tax receivables	565	407	158
- Trade payables	(265)	(327)	62
- Other liabilities	(281)	(327)	46
Total	1,407	1,255	152

Gross capital employed	17,705	17,362	343

Provisions	(1,048)	(779)	(269)

Net capital employed	16,657	16,583	74

Shareholders’ Equity	15,026	15,301	(275)
Net financial debt	1,631	1,282	349

Total	16,657	16,583	74

Enel SpA – Statement of Cash Flows

Millions of euro	1st half-year
	2005	2004	Differences

CASH FLOW FROM OPERATIONS
Net income	1,650	5,304	(3,654)
Depreciation and amortization	4	1	3
Write-downs of equity investments	272	255	17
Net capital gains on the sale of equity investments	(441)	(1,509)	1,068
Net change in provisions (including termination indemnities)	(3)	33	(36)
Effects of reversal of tax-related entries	—	(2,241)	2,241
Cash generated by operations before changes in net current assets	1,482	1,843	(361)

(Increase)/Decrease:
Net receivables from subsidiaries	183	173	10
Net tax receivables	(158)	396	(554)
Other assets and liabilities	(177)	(193)	16
Cash generated by current operating activities	1,330	2,219	(889)

CASH FLOW FROM INVESTMENTS
(Investments) / Sale of equity investments	424	2,823	(2,399)
Change of other assets	(178)	6	(184)
Cash generated by (employed in) investing activities	246	2,829	(2,583)

CASH FLOW FROM FINANCING ACTIVITIES
Change in net financial debt with third parties:
- medium and long-term	(22)	583	(605)
- short-term	480	250	230
Change in net financial debt with Group companies	(37)	(3,990)	3,953
Dividend paid and interim dividend paid	(2,214)	(2,195)	(19)
Increases in capital stock and reserves due to exercise of stock options	288	201	87
Cash employed in financing activities	(1,505)	(5,151)	3,646

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	71	(103)	174
BEGINNING CASH BALANCE	20	133	(113)

ENDING CASH BALANCE	91	30	61

Press Release
FULVIO CONTI: “MINIMUM YEARLY DIVIDEND OF 0.42 EURO PER SHARE EXPECTED FOR THE NEXT 3 YEARS” DISTRIBUTION IN TWO TRANCHES
100% PAY OUT OF THE ORDINARY NET INCOME
•	An increase of at least 16.6% on the 0.36 euro per share that Enel has guaranteed since 2001. For the financial years 2005-2007, 100% of ordinary net income will be paid out as dividends.

Ordinary net income is expected to increase through greater efficiency and targeted acquisitions and could be supplemented with minor contributions from the proceeds from the sale of Wind.

•	Those proceeds will be mainly intended for both growth on international markets and for initiatives in Italy to reduce energy costs through the modernization of power plants and the improvement in the quality of service.

•	If acquisition opportunities have not arisen by the end of 2007, a share buyback plan will be proposed to shareholders.

•	The objective is to confirm Enel’s role as a “safe haven” for investors, with high dividends, targeted expansion and a strong financial base.
Rome, September 8, 2005 – During the presentation of Enel’s results for the first half of 2005 to analysts and investors, Enel’s CEO Fulvio Conti outlined the company’s future dividend policy as already stated during the placement of the fourth tranche of Enel’s shares by the Ministry of the Economy and Finance.
“For the three financial years from 2005 to 2007”, Conti said, “Enel plans to pay an annual dividend of at least 0.42 euro per share in two tranches, on a six-monthly basis. The dividend will be funded by a 100% payout of ordinary net income, which is expected to grow through increasing efficiencies and strategic acquisitions selected on the basis of strict financial criteria. These resources could be increased, if necessary, by minor contributions of the proceeds from the disposal of Wind.”

The dividend for 2005 of at least 0.42 euro per share, which is expected to be distributed in June 2006, will be supplemented by an interim dividend of between 0.17 and 0.20 euro per share for the current fiscal year. Today the Board of Directors resolved for this interim dividend to be paid in November 2005. The total dividend for 2005 will therefore be a minimum of between 0.59 and 0.62 euro per share.
“After the disposal of Wind,” Conti continued “we have relevant financial resources to sustain our growth programme, in order to strengthen Enel’s position as a key player in the European energy market and to develop initiatives in Italy to reduce energy costs through the modernization of power plants and the improvement in the quality of service.”
“This policy” concluded Conti, “confirms Enel as a “safe haven” for investors: a company that can guarantee its shareholders high, stable dividends, growing ordinary net income through operational efficiency and targeted acquisitions, strict financial discipline aimed at maintaining a top international rating”.
“If, by the end of 2007, we have not identified acquisitions that meet the criteria that we have set ourselves” continued Conti, “we will propose a share buyback plan to our shareholders in order to invest the available financial resources”.

2005 Interim Results Rome, 8 September 2005

Agenda Strategic framework 2005 interim results Strategic update Dividends Questions & Answers

Strategic framework to date Wind: sale of c.63% stake to Weather Investments closed on August 11, 2005 Terna: Antitrust decision on August 5, 2005 for the sale of c.30% stake to CDP(1) Focus on core activities achieved Efficiency actions strengthened Pursuing growth Cash generation and growth continue to be our priorities Developing Italian gas business (more than 2mn customers, #2 in Italy) Investment plan for renewables on schedule Selective international expansion Outperformed all efficiency targets Re-powering program on schedule Re-organized all corporate staff activities Subject to CDP's disposal of its stake in Enel within 24 months starting from July 1, 2007

Agenda Strategic framework 2005 interim results Strategic update Dividends Questions & Answers

2005 interim results - Highlights Revenues at 17 €bn(1) EBITDA at 4.2 €bn(2) Net ordinary income at c.1.6 €bn(2) Net debt at 16.2 €bn (3) Excellent performance on key indicators Including effect of the Single Buyer's activities following the launch of the Pool on April 1, 2004 Net of capital gain on Terna disposal Cash-in from Wind disposal not yet accounted for +12.6% +3.1% +6.3% -8.4 €bn Results 1H05/1H04

EBITDA (€ mn) 1H04 Business improvement 1H05 Capital gains on Terna disposal 4,888 4,530 Capital gain on Terna disposal +3.1% Capital gain on Terna disposal

1H04 GEM Ita N&S Altro 1H05 0 4076 4267 4202 0 GEM 1987 402 211 65 2389 N&S 1910 1699 Altro 179 114 EBITDA by division (€ mn) 1H04 1H05 Generation & Energy Mgmt Network & Sales Services and Holding(1) Net of intercompany 4,076 4,202 Networks & Sales Services and Holding(1) GEM

12/31/2004 Gestione corrente Capex Operazioni straordinarie Interessi e tasse 3/31/2005 0 -20677 -20677 -21403 -21403 -16247 Debito Enel -24514 -3837 -1560 -834 -3282 -8438 Debito Wind -7021 -6897 Up 171 mn December 31, 2004 Cash Flow from operations Capex Extraordinary Activities Dividends, Interests and Taxes June 30, 2005 Net debt evolution (€ mn) -24,514 -24,685 Net Operating Cash Flow: +2,277 +3,837 -1,560 +834 -3,282 -8,438 -16,247 Continuing operations Discontinued operations

Pro-forma1 Balance Sheet Net Debt (€ bn) Net Equity (€ bn) Debt to Equity Ratio WACC "Shadow Rating" 24.7 19.4 1.27 5.1% A+ 1H05 actual Highlights 12.1 19.1 0.63 5.7% AA 1H05 pro-forma Opportunity to optimize financial structure The pro-forma balance sheet assumes 2005 disposal and deconsolidation of both Terna and Wind

Agenda Strategic framework 2005 interim results Strategic update Dividends Questions & Answers

Financial and operational performance ahead of 2004 Full year 2005 overview Financials Operations Expected EBITDA: slight increase on 2004(1) Estimated Debt to equity Ratio around 0.7 Growing net income GEM - Market share and volumes better than expected N&S - Efficiency Programs ahead of targets (2005 cash cost per customer lower than €122(2)) Net of Terna, Wind and non-recurring items Target stated on March 31, 2005

Target 2009 fuel mix on track: 50% Coal, 30% Renewables, 20% Gas CCGT, Oil reduced to almost zero Efficiency: GEM - Conversion to clean coal Authorisation by spring 2006 Expected construction on first unit to start by 2006 Plant operational by 2010 Status Schedule Authorization already obtained Construction started on 1st unit 750 workers employed at present 50% of investments already assigned All three units operational by 2008: one unit by 2H07 two units by 2008 Torre- valdaliga nord Porto Tolle

Balanced exposure to Kyoto through identified actions Efficiency: GEM - Conversion to clean coal Enel and the Kyoto Protocol Requirements NAP 55 45 45 mn ton/year 2005 2006 2007 Enel allowances according to NAPs(1) as of February 05 Enel's position (2005-2012) Italian NAP (2005-2007) to be defined soon Implementing balancing actions for the outer years (2008-12) Participating in Carbon Funds JI/CDM Projects both as project developers and buyers Renewables (1) Italian NAP. Considering also Spanish and Slovakian NAPs the figures would be 64, 54 and 53 mn ton/year in 05, 06 and 07

Cash cost - €/customer Old targets New targets(1) 150 127 122 150 125 118 2002 2004 2005 2006 2007 89 36 Opex Capex 83 32 129 2009 110 2003 136 115 2008 80 30 51 99 Efficiency: N&S - Electricity cash cost per customer Full year 2005 cash cost per customer ahead of our target 122 Targets stated on March 31, 2005

Growth: Italian market Gas and renewables to support future EBITDA growth Renewables Gas Target: 20% market share and 4 million customers by 2009 5,000 new clients per week through marketing efforts Acquisitions proceeding well (eg, Metadonotti Padani, Easygas) New concessions for networks Confirmed €1.1 bn to be invested in 5 years IRR of Italian projects >20% Net seller of green certificates starting from 2006

Selected and disciplined growth in Central and Eastern Europe Be ready to catch opportunities and future market liberalisation processes Growth: international market Growing with tight financial discipline Renewables 0.6 € bn investment plan - >10% IRR Consolidate our position in Europe and Americas Expand our worldwide leadership in geothermal Consolidation of existing assets Integrate and extract synergies from Slovenske Elektrarne Strengthen our presence in Spain through Viesgo Extract value from Bulgarian and Romanian assets Develop our market opportunities in France Future steps

Agenda Strategic framework 2005 interim results Strategic update Dividends Questions & Answers

Dividend of 36€c per share on 2004 results Additional dividend of 17-20€c per share from capital gains on Terna disposal to be paid in late 2005 Dividends: Enel 4 roadshow proposition Sustain dividends in excess of 36€c through: strong ordinary income performance and financial capacity available for dividend top-ups and disciplined growth Enhanced dividend policy will be declared in September 2005 On-going dividend policy

2004 2005 2007 36 42 42 36 42 42 Dividends: future policy (DPS - €c) Stable 100% payout of growing ordinary income Dividend paid in two instalments per year 2005 vs 2004 +16.6% On results Paid in 2005 2006 2008 ^ ^

Agenda Strategic framework 2005 interim results Strategic update Dividends Questions & Answers

Annexes

Income statement (€mn)

From EBIT to EPS (€mn)

Balance sheet (€mn)

1H04 1H05 tlc -55 73 GEM 1377 1749 MIR 1511 1269 Terna 165 141 Altro 925 396 1H2004 1H2005 Generation & Energy Mgmt Other(1) Net of intercompany EBIT by business area (€mn) Networks & Sales -57.2% -10.5% -16% 27% 3,813 3,414

Generation & Energy Management (€mn) Net of Euro 47mn and Euro 14mn intercompany eliminations in 1H05 and 1H04, respectively Net capital employed and headcount figures as of December 31, 2004

Net of Euro 2mn and of Euro 3mn intercompany eliminations in 1H05 and 1H04, respectively Net capital employed and headcount figures as of December 31, 2004 Including sales on the free market Networks & Sales (€mn)

Power Gas Operational data

Services & Holding (€mn) Net capital employed and headcount figures as of December 31, 2004

1H04 1H05 GEM 376 414 MIR 758 752 Tlc 72 97 Terna 59 30 Altro 46 34 1H2004 1H2005 Networks & Sales Services & Holding Generation & Energy Mgmt +20mn Capex - Continuing operations (€mn) - +1.7% -26.1% -0.8% +10.1% 1,180 1,200

Average debt maturity: 6 years and 0 months (the same including discontinued operations) Average cost of debt: 4.2% (the same including discontinued operations) (Fixed+Hedged)/Total Long Term Debt: 87% (67% including discontinued operations) (Fixed+Hedged)/Total Net Debt(3) = 67% (53% including discontinued operations) S&P's: A+/A-1 stable Moody's: A1/P-1 stable (€mn) Debt structure - Continuing operations Including both continuing and discontinued operations Including current maturities of long term debt Including factoring receivables

Income statement - Continuing operations Quarterly Analysis (€mn)

Terna - Discontinued operation (€mn) Net capital employed and headcount figures as of December 31, 2004

Wind - Discontinued operation Key Performance Indicators Excluding Machine-to-Machine SIMs (approx. 600K) Including Tellas Excluding debt to Italian Railways Excluding goodwill

THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE AT THE ANALYST PRESENTATION IN ROME. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ANALYST PRESENTATION MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS , INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: THE DEVELOPMENT OF ENEL'S TELECOM BUSINESS, TRENDS IN ITS CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURES. DISCLAIMER

Investor Relations Team: Luca Torchia: +39 06 8305 3437 Donatella Izzo: +39 06 83057449 Fausto Sblandi: +39 06 83052226 Federica Todaro: +39 06 8305 9502 investor.relations@enel.it Visit our website at: www.enel.it (Investor Relations) Contact us

SIGNATURES
           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: September 8, 2005